Notice of Exempt Solicitation

Notice of Exempt Solicitation Under Rule 14a-103 (Voluntary Submission)

Name of Corporate Registrant: The Boeing Company

Name of person filing Exemption: James McRitchie

Address of person relying on exemption: jm@corpgov.net

Written materials are submitted under Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule and is made voluntarily.

We urge you to VOTE “FOR” PROPOSAL 9 on the proxy card, Pay Equity Disclosure, before the Boeing Company meeting of Shareholders on April 18, 2023.

Resolved: James McRitchie of CorpGov.net and other shareholders, request The Boeing Company (Boeing) report annually on unadjusted median and adjusted pay gaps across race and gender globally and/or by country, where appropriate, including associated policy, reputational, competitive, operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy, and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female median earnings expressed as a percentage of non-minority/male earnings.

Rationale

1.	Boeing does not report any quantitative metrics on racial and gender pay gaps, unlike 50% of the 100 largest US companies. While Boeing claims pay equity is a “foundational value,” only quantitative metrics provide the accountability and transparency investors seek.
2.	Best practice pay equity reporting consists of two parts:
1.	Unadjusted pay gaps: median gaps assess how jobs are distributed by race and gender and which groups hold the high-paying jobs. Black workers in the US earn 81 cents on the dollar versus white workers. Women in the US earn 83 cents on the dollar versus men. UK and Irish-based companies are mandated to report unadjusted median pay.
2.	Adjusted gaps, a statistical assessment of pay between minorities/non-minorities, women/men, performing similar roles. What minorities and women are paid versus their direct peers, statistically adjusted for factors such as job, seniority, and geography. Glassdoor reports there is a 4.9% adjusted gender pay gap in the United States.[1]

3.	Median pay gap disclosures improve performance & provide a baseline to measure progress.

1.	A 2019 study cited in the Harvard Business Review found wage transparency, where mandated, narrowed the median wage gap. In addition, Refinitive[2] found companies reporting no gender pay gaps outperformed companies reporting negative pay gaps from 2016-2021, with a 58.16% spread for their FTSE All-World portfolio and a 135.92% spread for their FTSE North American portfolio. That’s huge.
2.	Citigroup was the first US company to publish its global gender and US minority median pay gaps in 2019. It has since shrunk those gaps 3 points each.
3.	There are many ways to shrink racial/gender pay gaps: improving diversity, statistically adjusted pay audits, advancing women/minorities into good jobs and positions of leadership, etc. The unadjusted median pay gap is the only benchmark to measure if the pay gap is shrinking.

4.	Boeing lags on racial and gender pay gap disclosures. From 2021 to 2023, Microsoft, Visa, Bank of New York Mellon, Best Buy, Chipotle, Disney, Home Depot, Lowe’s, Target, Amalgamated Bank, Visa, Thermo Fisher, BlackRock, and Netflix committed to expanding their pay gap disclosures.

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1 https://www.glassdoor.com/research/app/uploads/sites/2/2019/03/Gender-Pay-Gap-2019-Research-Report-1.pdf

2 https://www.refinitiv.com/en/resources/special-report/gender-pay-gap-report

Board Opposition Statement

1.	The Company’s current equity, diversity, and inclusion efforts are not a substitute for unadjusted median and statistically adjusted pay gap reporting.

The Board contends the disclosures are not advisable considering existing practices, arguing its current diversity and inclusion strategy and reporting efforts are adequate substitutes. While Boeing’s diversity and inclusion strategy is important, pay gap statistics will complement the Company’s efforts and allow Boeing to benchmark its progress toward its DEI goals. Boeing's refusal to publish adjusted or unadjusted pay gap data is reflective of a lack of transparency and accountability to investors and employees.

While the Company publishes diversity data in its GEDI and EE0-1 reports, there is no transparency into the Company’s wage gaps to ensure fair pay. More companies are publicly disclosing pay gap audits to create trust and transparency. Only transparent pay gap metrics will facilitate trust and hold the Company accountable to DEI goals. Boeing has none. Shareholders and employees are left to simply trust whatever internal measures the Company decides to take.

2.	Fair Pay? The opposition statement mentions that Boeing completes “regular compensation reviews to ensure employees are compensated equitably.” While the Board states that Boeing is committed to fair pay, qualitative assurances are no replacement for quantitative reporting. We are once again asked to trust without being able to verify.
3.	Median Pay Disclosure will complement efforts to build a culture of Inclusion. In the opposition statement, the Company discusses its goal to address representation gaps and build a culture of inclusion. Disclosure of median pay gaps will support the Company in assessing and measuring progress towards its goals year-over-year. Median pay gaps show, quite literally, how companies assign value to their employees through the roles they inhabit and the pay they receive. Median pay gap data provides a comprehensive view into whether minorities/women are holding as many high-paying jobs as non-minorities/men.

Boeing’s refusal to set a timeline for publishing adjusted OR unadjusted pay gap data is reflective of a lack of transparency and accountability to investors and employees. Vote FOR Proposal 9, which is in the long-term best interest of all.